

January 13, 2012

Via E-Mail

Adrián Calaza
Chief Financial Officer
Telecom Argentina S.A.
Alicia Moreau de Justo 50
(C1107AAB) Buenos Aires
Argentina

   Re: **Telecom Argentina S.A.**
     Form 20-F for the Fiscal Year Ended December 31, 2010
     Filed June 29, 2011
     File No. 1-13464
     Response Letter filed January 4, 2012

Dear Mr. Calaza:

   We have reviewed your response letter and have the following comment.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to this comment, we may have additional comments.

General

1. We note your responses to comments 3 and 4 in our letter dated December 7, 2011, including that Huawei Technologie Co. Ltd. is one of your major suppliers of fixed assets. We also note negative publicity regarding Huawei's contacts in Iran, including 2011 articles regarding the use of Huawei's products by the Iranian government and U.S. Congressional concern about these activities. In light of these factors, please discuss the potential for reputational harm from your relationship with Huawei.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
        Assistant Director
        Division of Corporation Finance